EXHIBIT 4.15

PROTOCOL AND JUSTIFICATION OF MERGER OF COSAN LOGÍSTICA S.A. BY COSAN S.A.

The managers of the companies identified below, as well as the respective companies also identified below:

(a) COSAN S.A., a corporation, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4.100, 16° andar, sala 01, CEP 04538-132, registered with the CNPJ/ ME under No. 50.746.577/0001-15, hereby represented under the terms of its Bylaws, hereinafter referred to as “Cosan”: and

(b) COSAN LOGÍSTICA S.A., a corporation, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4.100, 16° andar, sala 02, Bairro Itaim Bibi, CEP 04538-132, registered with the CNPJ/ ME under No. 17.346.997/0001-39, hereby represented under the terms of its Bylaws, "Cosan Log" and, together with Cosan, "Parties" or "Companies":

WHEREAS:

(i) on July 2, 2020, the Boards of Directors of Cosan and Cosan Log, and the Board of Directors of CZZ, met to authorize their management to start studies on a proposed corporate reorganization involving the mergers of Cosan Limited (as defined below) and Cosan Log by Cosan, to be submitted to the approval of its shareholders, in order to simplify the corporate structure of the economic group of the Parties (“Cosan Group”), to unify and consolidate the various free floats of the companies involved, increase the liquidity of their securities, as well as unlock value that exists within the Cosan Group and facilitate future fundraising, including through public offers from other Cosan Group companies subsequent to the implementation of the operation (“Operation”) , as per the relevant joint fact disclosed by the Parties on July 3, 2020;

(ii) The Operation shall consist of the merger, by Cosan (a) primarily of Cosan Limited, a limited liability company constituted and validly existing according to the laws of the Bermuda Islands, registered with the CNPJ/ ME under No. 08.887.330/0001-52, headquartered at Crawford House 50, Cedar Avenue, Hamilton HM 11, Bermuda (“CZZ”); and (b) subsequent to the approval of the merger of CZZ, if any, of Cosan Log, both to be carried out in compliance with the terms of art. 264, paragraph 4 of Law 6.404, dated December 15, 1976, as amended (“Law of Corporations”).

(iii) also, on August 4, 2020, the Companies' Boards of Directors approved the constitution of the Independent Committees (as defined below), on a transitional basis, which analyzed and negotiated the operation, in particular the Exchange Ratio (as defined below), and submitted their recommendations to the Parties’ Boards of Directors, in order to contribute to the defense of the Parties' interests and to ensure that the transaction observed commutative conditions for its shareholders; and

(iv) The Parties' Boards of Directors, at meetings held on December 17, 2020, resolved on the terms of this Protocol and Justification, and proposed to their respective shareholders the approval of the Merger and the terms of this Protocol and Justification.

NOW, THEREFORE, THE PARTIES RESOLVE to sign, for the reasons and aiming at the purposes detailed below in the form of articles 223, 224, 225, 227 and 264, paragraph 4 of the Brazilian Corporation Law, this Protocol and Justification of Merger (“Protocol and Justification”), with the purpose of object of the merger of shares issued by Cosan Log by Cosan (“Merger”), under the following terms and conditions:

1

I. MERGER PROPOSAL AND JUSTIFICATION

1.1. The purpose of this Protocol and Justification is to regulate the terms and conditions of the Merger proposed to the shareholders of the Parties, whereby Cosan, after (and as long as there is a) approval of the merger of CZZ by the shareholders of CZZ and Cosan, shall incorporate the Cosan Log within the scope of the Operation. Although these steps take place subsequently, one to the other, they are all part of a single legal transaction, with the premise that each of the steps is not effective, individually, without the others also having it and being implemented in its entirety. Thus, the Operation cannot be partially approved at the general meetings of Cosan, CZZ and Cosan Log. After the implementation of the Operation, Cosan shall consolidate itself as the only holding company in the entire Cosan Group.

1.2 Merger Proposal. The Merger is a step in the scope of the corporate restructuring of the Cosan Group, as disclosed in the joint Material Facts of Cosan, Cosan Log and CZZ, dated July 3, 2020 and December 17, 2020.

1.2.1. As a result of the Merger, Cosan Log shall be extinguished and Cosan shall absorb the entire assets of Cosan Log, succeeding it, universally, in all its assets, rights and obligations, with no continuity solution. Additionally, the shares issued by Cosan Log shall be canceled and new common shares issued by Cosan shall be attributed to the shareholders of Cosan Log, in accordance with the Exchange Ratio provided for in Clause 2.1 below.

1.2.2. After the Operation is implemented, the shareholder base of Cosan Log, which does not adhere to the withdrawal right, shall be transferred to Cosan, which, therefore, shall become the direct controlling shareholder of Rumo S.A.

1.3. Justification. The managers of the Parties understand that the Merger per se is advantageous and serves the best interests of the Parties and their shareholders, insofar as it, in the context of the Operation and inseparably from the merger of CZZ by Cosan:

(i) increase the liquidity of the Cosan Group's shares by concentrating the free floats of CSAN3, RLOG3 and CZZ. In addition, Cosan shall have American Depositary Shares (“ADSs”) traded, allowing greater access to the foreign capital market;

(ii) shall form a single holding company to hold interests in the companies that make up the Cosan Group's business units, within a governance model that shall preserve the autonomy of each business and brand, promoting alignment of all shareholders and creditors of the current Cosan Group holding companies and eliminating maintenance costs for these structures;

(iii) shall facilitate future fundraising, including through initial public offerings or follow-ons of other Cosan Group companies, especially by strengthening corporate governance standards and centralizing the cash flow of operating businesses controlled and co-controlled by Cosan, as well as the guarantees provided;

(iv) shall facilitate market understanding of the Cosan Group's portfolio and control structure, given that the Group's shareholders shall now have a single class of shares with the same voting rights, negotiated at the highest governance level of B3 S A - Brasil, Bolsa, Balcão (“B3”); and

(v) it shall unblock the value currently existing in the Cosan Group companies, which shall conclude with the realization of initial public offers or follow-ons of other Cosan Group companies.

2

II. MANIFESTATION OF THE INDEPENDENT COMMITTEES. EXCHANGE RATIO, ADJUSTMENTS. REPLACEMENT PROCESS AND FRACTIONS

2.1. Independent Special Committees. Because the Parties have a common controller, pursuant to the recommendation of the Brazilian Securities and Exchange Commission (“CVM”) contained in CVM Guidance Opinion No. 35, of September 1, 2008 (“Opinion 35”), special independent committees were set up at Cosan and Cosan Log, with the task of negotiating the terms of the Merger, in particular the share replacement ratio and submitting its recommendations to the Parties' Boards of Directors. The special independent committees of Cosan and Cosan Log are formed by non-managers, all independent and with notorious technical capacity, in order to comply with Opinion 35 and protect the interests of the shareholders of Cosan and Cosan Log (“Cosan Independent Committee” and “Cosan Log Independent Committee” and, jointly, “Independent Committees”).

2.1.1. The negotiations that resulted in this Protocol and Justification began on August 4, 2020, after installation by the Boards of Directors of the Independent Committees. The Independent Committees, having received all the clarifications and information necessary for the exercise of their functions and after analyzing the documentation prepared for the Merger, including the evaluation report prepared by Banco Bradesco BBI S.A., an independent financial advisor hired by the Cosan Log Independent Committee for evaluation of the Exchange Ratio (“Valuation Report”), which constitutes Attachment III to this Protocol and Justification, satisfactorily concluded the negotiations with each other regarding the conditions of the Merger and presented, on December 4, 2020, their statements to the respective administrations of the Parties, in which (i) suggested the adoption of the following substitution relationship, based on the conclusion of the Operation as a whole (i.e., including the merger of CZZ by Cosan), the respective economic values of the Parties and negotiations between the committees: 3.943112 shares issued by Cosan Log for each share issued by Cosan, and (ii) recommended to the Parties’ Boards of Directors that they submit the Merger to the resolution of the Parties' shareholders.

2.2. Exchange Ratio. The managers of the Parties evaluated the exchange ratio negotiated and recommended by the Independent Committees and expressed their agreement to adopt it, subject to the terms and conditions set forth herein. Thus, the managers of the Parties agreed that, subject to the terms and conditions set forth herein, with the consummation of the Merger (in the context of the Operation, which must also necessarily include the previous merger of CZZ by Cosan), the shareholders of Cosan Log should receive 1 (one) common share issued by Cosan to replace every 3.943112 common shares issued by Cosan Log held by them immediately before the Merger (“Exchange Ratio”).

2.2.1. The Exchange Ratio, which was negotiated and recommended by the Independent Committees and approved by the Parties' Boards of Directors reflects, in a fair and disinterested manner, the best assessment of Cosan and Cosan Log regarding their respective economic values, in view of the nature of its activities, inserted in a set of economic, operational and financial assumptions applicable to the Parties.

2.3. The Exchange Ratio shall be submitted to the approval of the Parties' shareholders at the Extraordinary General Meetings convened to resolve on the Merger.

2.4. Adjustments. The Exchange Ratio may be adjusted in the event of any change in the number of shares in the capital of Cosan or Cosan Log and any and all splits, reverse splits and bonus shares or any other similar event, which results in a change in the number of shares in which divides the share capital of Cosan or Cosan Log, already considered in the Exchange List. In addition, the Exchange Ratio shall be adjusted to the amount of any dividends, interest on equity and other earnings declared and/ or paid by Cosan or Cosan Log as of the date of disclosure of the Exchange Ratio.

2.5. Fractions. Any fractions of shares resulting from the Merger shall be grouped in whole numbers to be subsequently sold at B3. The amounts earned on such sale shall be made available net of fees to former Cosan Log shareholders holding the respective fractions, in proportion to their participation in each share sold.

3

III. BASE DATE, VALUATION AND FINANCIAL INFORMATION

3.1 Base Date. The base date for the Merger shall be June 30, 2020 (“Base Date”).

3.2. Valuation Criteria. Cosan Log's shareholders' equity, which shall be absorbed by Cosan, shall be valued at its book value.

3.3 Technical Assessment Reports Accounting Data. Apsis Consultoria Empresarial Ltda., headquartered at Rua São José n° 90 - group 1,082, in the City and State of Rio de Janeiro, registered with the CNPJ/ ME under No. 27.281.922/0001-70 (the “Appraiser”) was contracted to carry out the valuation of shareholders' equity, at the book value of Cosan Log on the Base Date for the merger of Cosan Log into Cosan ("Accounting Valuation Report"). The Accounting Valuation Report constitutes Attachment I to this Protocol and Justification of Merger, the amounts specified therein being subject to the analysis and approval of the Companies' shareholders, under the terms of the law.

3.4 Valuation Reports at Market Price. The Appraiser was also hired to carry out the valuation of shareholders' equity at market prices of Cosan and Cosan Log ("Valuation Report at Market Prices"). The Valuation Report at Market Prices constitutes Attachment II to the present Protocol and Justification, having as result, exclusively for the purposes of art. 264 of the Law of Corporations, the replacement ratio of 2.6102 shares issued by Cosan Log for each share issued by Cosan, the amounts specified therein being subject to the analysis and approval of the Companies' shareholders, under the terms of the law.

3.4.1 Pursuant to article 227, paragraph 1 of the Law of Corporations, the nomination of the Appraiser shall be submitted for ratification by the general shareholders' meeting of Cosan that decides on the Merger.

3.4.2. Cosan shall bear all costs related to the hiring of the Appraiser for the preparation of the Accounting Valuation Report.

3.4.3. The Appraiser declared (i) that there is no conflict or shared interest, current or potential, with the Parties' shareholders, or even with regard to the Merger; and (ii) the Shareholders or managers of the Parties have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to quality conclusions. The Appraiser was selected for the work described here considering the wide and notable experience that the specialized company has in preparing reports and assessments of this nature.

3.5 Value Attributed to Equity. According to the Valuation Report of Cosan Log, the value attributed to the equity of Cosan Log to be merged by Cosan for the purposes of the Merger is BRL 2,416,518,815.89 (two billion, four hundred and sixteen million, five hundred and eighteen thousand, eight hundred and fifteen reais and eighty-nine cents).

3.6 Equity Variations. The equity variations occurred at Cosan Log between the Base Date and the date of the Merger shall be included in the accounting transaction of Cosan Log, considering the respective dates of occurrence, through the appropriate merger accounts, admitting entry by totalizers, which can be effective until the last month in which the respective general meetings of the Companies take place.

4

IV. INCREASE OF SHARE CAPITAL

4.1. Increase of Share Capital. According to the Accounting Valuation Report, Cosan Log's shareholders' equity was valued at BRL 2,416,518,815.89 (two billion, four hundred and sixteen million, five hundred and eighteen thousand, eight hundred and fifteen reais and eighty-nine cents), the amount of BRL 1,778,144,314.41 (one billion, seven hundred and seventy-eight million, one hundred and forty-four thousand, three hundred and fourteen reais and forty-one cents), equivalent to the book value of the shares held by Cosan and by CZZ at Cosan Log on the Base Date, shall be canceled in the context and as a result of the Operation, and the resulting amount of BRL 638,374,501.48 (six hundred and thirty-eight million, three hundred and seventy-four thousand, five hundred and one reais and forty-eight cents) shall be incorporated into Cosan's equity, by means of an increase in share capital.

4.1.1. With the capital increase, up to 31,025,350 (thirty-one million, twenty-five thousand, three hundred and fifty) new common shares, nominative and without par value, shall be issued, based on the Exchange Ratio (depending on number of shareholders exercising the withdrawal right), which shall be delivered to all holders of shares issued by Cosan Log on the date of the merger approval meetings (except CZZ and Cosan, due to the cancellation of the shares issued by Cosan Log held by them, on the Base Date), in proportion to their interest in the share capital of Cosan Log. Accordingly, the capital of Cosan after the Merger (and the inseparable and previous merger of CZZ by Cosan) should be divided into up to 478,517,733 (four hundred and seventy-eight million, five hundred and seventeen thousand, seven hundred and thirty-three) common shares, nominative and without par value (already considering the shares issued by Cosan issued to former CZZ shareholders as a result of its previous merger by Cosan).

4.1.2. In the context above of the cancellation of the interests held by Cosan and CZZ in Cosan Log on the Base Date for purposes of determining the net assets to be merged by Cosan in the Merger, the (i) 340,280,994 (three hundred and forty million, two hundred and eighty one thousand nine hundred and ninety-four) shares issued by Cosan Log held by CZZ on the Base Date (which would be held by Cosan after the merger of CZZ by Cosan); and (ii) the 477,196 (four hundred and seventy-seven thousand, one hundred and ninety-six) shares issued by Cosan Log held by Cosan on the Base Date, shall be canceled for the purposes of the Merger. The 130,076 (one hundred and thirty thousand and seventy-six) shares issued by Cosan Log and held in treasury on the Base Date must also be canceled for the purposes of the Merger.

4.1.3. In view of the above, the new 31,025,350 (thirty-one million, twenty-five thousand, three hundred and fifty) shares issued by Cosan shall be issued at the price of BRL 20.58 (twenty reais and fifty-eight cents) per share, corresponding to the net book value of Cosan Log on the Base Date (i.e., discounting the book value of the interest held by CZZ and Cosan in Cosan Log on the Base Date), based on the Valuation Report, divided by the total number of shares issued.

4.2. Shares Issued. The common shares issued by Cosan to be attributed to the shareholders of Cosan Log, replacing the common shares issued by Cosan Log of which they hold, shall have the same rights attributed to the common shares issued by Cosan then existing, and shall participate fully in all the benefits.

4.3. Capital Composition After the Merger and Bylaws. Once the capital increase mentioned above has taken place, Cosan's total share capital shall be divided into up to 478,517,733 (four hundred and seventy-eight million, five hundred and seventeen thousand, seven hundred and thirty-three) common, book-entry, registered and non-registered shares and without par value. Cosan's bylaws should be amended to reflect the new capital and number of shares issued, so that Article 5 of Cosan's bylaws shall come into force with the following wording:

"Article 5 - The Company's share capital is BRL 6,365,852,559.62 (six billion, three hundred and sixty-five million, eight hundred and fifty-two thousand, five hundred and fifty-nine reais and sixty-two cents), fully subscribed and paid up, divided into 478,517,733 (four hundred and seventy-eight million, five hundred and seventeen thousand, seven hundred and thirty-three) common shares, all nominative, book-entry and without par value.”

5

V. CORPORATE APPROVALS AND RIGHT TO WITHDRAWAL

5.1.  Corporate Approvals Already Performed. Prior to the execution of this Protocol and Justification of Merger, the following corporate acts have already been practiced and the following approvals obtained:

a. Meeting of the Board of Directors of Cosan, held on July 2, 2020, which approved, among other topics, studies by Cosan's management of the proposed implementation of the Operation and the Merger;

b. Meeting of the Board of Directors of Cosan Log, held on July 2, 2020, which approved, among other topics, the studies by Cosan Log's management of the proposed implementation of the Operation and the Merger;

c. Meeting of the Board of Directors of Cosan, held on August 4, 2020, which approved the constitution and election of the Cosan Independent Committee to negotiate the exchange ratio for the shares issued by Cosan Log for shares issued by Cosan;

d. Meeting of the Board of Directors of Cosan Log, held on August 4, 2020, which approved the constitution and election of the Cosan Log Independent Committee to negotiate the exchange ratio for the shares issued by Cosan Log for shares issued by Cosan;

e. Meeting of the Board of Directors of Cosan held on December 17, 2020, which approved, among other topics, (i) the terms and conditions of this Protocol and Justification; (ii) the ratification of the hiring of the Appraiser for the preparation of the Accounting Valuation Report and the Valuation Report at Market Prices; and (iii) the other matters to be submitted to Cosan's general meeting to implement the Merger and the Operation as a whole; and

f. Meeting of the Board of Directors of Cosan Log held on December 17, 2020 that approved, among other topics, (i) the terms and conditions of this Protocol and Justification; (ii) the ratification of the hiring of the Appraiser for the preparation of the Accounting Valuation Report and the Valuation Report at Market Prices; and (iii) the other matters to be submitted to the general meeting of Cosan Log to implement the Merger and the Operation as a whole.

5.2. Pending Corporate Approvals. The completion of the Merger shall depend on the performance of the following acts, which must be coordinated in order to occur on the same date, in the following order:

a. Cosan's Extraordinary General Meeting to approve, among other topics, the following acts related to the Merger: (i) approve this Protocol and Justification; (ii) ratify the hiring of Apsis Consultoria Empresarial Ltda., for the preparation of the Accounting Valuation Report and the Valuation Report at Market Prices; (iii) approve the Accounting Valuation Report and the Valuation Report at Market Prices; (iv) approve the Merger, at the net book value; (v) to authorize the capital increase to be subscribed and paid in by Cosan Log's managers for the benefit of its shareholders, with the amendment to the caput of article 5 of the Company's Bylaws; and (vi) to authorize the officers of Cosan to perform all acts necessary for the consummation of the Merger; and

b. Cosan Log's Extraordinary General Meeting to approve, among other topics, the following acts related to the Merger: (i) approve this Protocol and Justification; (ii) ratify the hiring of Apsis Consultoria Empresarial Ltda., for the preparation of the Accounting Valuation Report and the Valuation Report at Market Prices; (iii) approve the Accounting Valuation Report and the Valuation Report at Market Prices; (iv) approve the Merger, at the net book value; and (v) to authorize the officer of Cosan Log to perform all acts necessary for the completion of the Merger.

6

5.3. Right To Withdrawal. As provided for in article 137, paragraph 1 of the Law of Corporations, the right of withdrawal shall be guaranteed to shareholders of Cosan Log who do not vote in favor of the Merger, who abstain from voting or who do not attend the relevant Extraordinary General Meeting, and who expressly expressed intention to exercise the right of withdrawal, within 30 (thirty) days from the date of publication of the minutes of the Extraordinary General Meeting indicated in Clause 5.2(b) above, which approved the Merger. Dissenting shareholders shall be entitled to reimbursement of the shares that they held, demonstrably and on an uninterrupted basis, from July 3, 2020 (inclusive) (date of publication of the first relevant fact referring to the Transaction) until the effective date of the exercise of the right to withdrawal. Pursuant to Article 264 of the Brazilian Corporation Law, Cosan Log's dissenting shareholders may choose to receive the value of their shares based on the book value of Cosan Log's shares at market prices, calculated based on the Valuation Report at Market Price, resulting in BRL 12.40 per share, considering that the exchange ratio provided for in this Protocol and Justification of Merger is less advantageous than that calculated based on the net assets of the Company and Cosan Log at market prices. The payment of the respective reimbursement shall depend on the completion of the Cosan Log Merger, pursuant to article 230 of the Law of Corporations and shall be made within 10 (ten) business days from the end of the term for exercising said right.

5.4. Management understands that the Operation should be concluded only if the amount allocated to the right of withdrawal of Cosan Log's shareholders does not harm Cosan's financial stability, as provided for in paragraph 3 of Article 137 of the Law of Corporations. In this sense, management understands that the maximum amount for the exercise of the right of withdrawal, which shall be the equity value of Cosan Log's shares at market prices, calculated based on the Cosan Log Valuation Report at Market Prices for all shareholders holding Cosan Log common shares that opt for the right to withdraw, must be equivalent to BRL 1,600,000,000.00 (one billion six hundred million reais).

5.5. All adjustments to the share capital and number of shares issued by Cosan that are necessary due to the exercise of any right of withdrawal by the dissenting shareholders of the general meeting of Cosan Log that deliberate on the Merger shall be promoted.

VI. COMPLETION OF MERGER.

6.1. Completion of Merger.  Immediately after the end of the 30 (thirty) day period for exercising the right of withdrawal provided for the shareholders of Cosan Log in the scope of the Merger, the Board of Directors of Cosan shall meet to: (i) confirm the amount of the capital increase and the number of shares issued, pursuant to Clauses 4.1.1 and 4.3 of this Protocol and Justification; (ii) confirm the date on which the amendment to article 5 and the consolidation of Cosan's Bylaws shall become effective; and (iii) resolve on other matters that, due to their pertinence and connection with the Operation, should be resolved

6.2. Relevant Fact. The managers of Cosan and Cosan Log shall disclose a joint Material Fact regarding the completion of the Merger, informing: (i) the completion of the Merger, which shall be the cut-off date on which the shareholders who, at the close of the trading day, hold shares issued by Cosan Log shall receive shares issued by Cosan, replacing the shares issued by Cosan Log ownership, in accordance with the Exchange Ratio; (ii) the closing date for the trading of shares issued by Cosan Log on B3's Novo Mercado; and (iii) the date on which the new Cosan shares shall be credited to Cosan Log shareholders.

6.3. Extinction of the Merged Company. After the completion of the Merger, Cosan Log shall be extinguished, all its shares shall be canceled, the deadlines and procedures determined by law shall be fulfilled, and Cosan shall succeed it in all its rights and obligations, without any continuity solution in its business.  Cosan's managers shall be responsible for the write-off, registration, entry and other necessary acts with the competent public bodies to carry out the operation, pursuant to paragraph 3 of article 227 of the Law of Corporations.

7

VII. FINAL DISPOSITIONS

7.1. Implementation. The Parties's managers shall be responsible for all the acts, registries and filing necessary to the implementation of the Merger (jointly with the previous merger of CZZ by Cosan) in accordance with the Brazilian laws, including, but not limited to, the filing of the Merger’s corporate acts (as well as the ones from the previous merger of CZZ by Cosan) in the Commercial Registry of the State of São Paulo.

7.2. Disclosure. The applicable documentation shall be available to the Shareholders of the Parties at the respective registered offices as of the date of convening of the Shareholders' General Meetings, and/ or, as the case may be, on the Investor Relations websites of Cosan Log and Cosan and on the CVM and B3 websites.

7.3. Operating Costs. Except as otherwise provided in this Protocol and Justification, the costs and expenses incurred with the Operation shall be borne by the Party that incurs them.

7.4. Amendment. This Protocol and Justification of Merger may only be amended by means of a written instrument signed by the Parties.

7.5. Nullity and Efficacy. The eventual declaration by any court of nullity or the ineffectiveness of any of the covenants contained in this Protocol and Justification of Merger shall not prejudice the validity and effectiveness of the others, which shall be fully complied with, obliging the Parties to make their best efforts in order to adjust validly to obtain the same effects of the agreement that has been canceled or has become ineffective.

7.6. Waiver. The failure or delay of either Party in exercising any of its rights in this Protocol and Justification of Merger shall not be considered as a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall take effect only if it is specifically granted and in writing.

7.7. Irrevocability and Irreversibility. The present Protocol and Justification of Merger is irrevocable and irreversible (unless added or waived as provided herein), and the obligations now assumed by the Parties also oblige their successors in any capacity.

7.8. Assignment. The assignment of any of the rights and obligations agreed in the present Protocol and Justification of Merger is prohibited without the prior and express written consent of the Parties.

VIII. GOVERNING LAW AND DISPUTE RESOLUTION

8.1. Applicable Law: This Protocol and Justification of Merger shall be interpreted and governed by the laws of the Federative Republic of Brazil.

8.2. Dispute Resolution. The Parties agree that any dispute arising out of or related to this Protocol and Justification of Merger, including without limitation any dispute regarding its existence, validity, effectiveness, interpretation, execution or termination, that cannot be resolved amicably within an non-extendable period of 30 (thirty) consecutive days, shall be settled by arbitration to be administered by the B3 Market Arbitration Chamber ("Arbitration Chamber"), in accordance with its regulation in force on the date of the establishment of the arbitration, pursuant to this Clause 7.2 (and its sub-clauses) as an arbitration clause for the purposes of paragraph 1 of article 4 of Law 9.307/ 96. The management and the correct development of the arbitration procedure, likewise, shall be the responsibility of the Arbitration Chamber. The Parties recognize that the obligation to seek an amicable settlement does not preclude the immediate application for arbitration if either Party understands that an agreement is not possible.

8

8.2.1. The arbitral tribunal shall be composed of 3 (three) arbitrators (“Arbitral Tribunal”), one of whom shall be appointed by a Party with the intention of instituting, another by the other Party and the third arbitrator, who shall act as president of the Arbitral Tribunal, by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint an arbitrator or in the event that the appointed arbitrators fail to reach a consensus on the third arbitrator, the President of the Arbitration Chamber shall be responsible for appointing the arbitrator as soon as possible.

8.2.2. The Parties recognize that any order, decision or arbitration determination shall be final and binding, constituting a binding judicial enforcement order of the Parties and their successors, who are obliged to comply with the provisions of the arbitration award, regardless of judicial execution.

8.2.3. Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any "urgent measures" that are necessary prior to the constitution of the Arbitral Tribunal, and such measure shall not be interpreted as a waiver of the arbitration procedure by the Parties, (b) to execute any arbitration award, including the final arbitration award, and (c) to guarantee the establishment of the Arbitral Tribunal. Therefore, the Parties elect the jurisdiction of the district of São Paulo, State of São Paulo, with waiver of any other, however privileged it may be.

8.2.4. The seat of the arbitration shall be the city of São Paulo, State of São Paulo.

8.2.5. The arbitration shall be conducted in Portuguese language.

8.2.6. The dispute shall be decided in accordance with Brazilian law, and a fair trial is prohibited.

8.2.7. The arbitration shall be secret. The Parties undertake not to disclose information and documents from the arbitration. Disclosure may be made if (i) the duty to disclose arises from the law, (ii) is determined by an administrative or judicial authority, or (iii) is necessary for the defense of the Party's interests.

In witness whereof the Companies' managers sign this Protocol and Justification of Merger in 4 (four) counterparts of equal content and form and for a single effect, together with the witnesses below.

São Paulo, December 17, 2020.

[Remainder of page intentionally left blank]

9

[signatures page 1/2 of the Protocol and Justification of Merger of Shares Issued of Cosan Logística S.A. by Cosan S.A., signed on December 17, 2020]

COSAN LOGÍSTICA S.A.

/s/ Luis Henrique Cals De Beauclair Guimaraes	/s/ Maria Rita De Carvalho Drummond
LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES	MARIA RITA DE CARVALHO DRUMMOND
Chief Executive Officer	Legal Deputy Chief Executive Officer

10

[signature page 2/2 of the Protocol and Justification of Merger of Shares Issued of Cosan Logística S.A. by Cosan S.A., signed on December 17, 2020]

COSAN S.A.

/s/ Luis Henrique Cals De Beauclair Guimaraes	/s/ Maria Rita De Carvalho Drummond
LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES	MARIA RITA DE CARVALHO DRUMMOND
Chief Executive Officer	Legal Deputy Chief Executive Officer